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     NEWS RELEASE
     For Immediate Release

                                                      [UTILICORP UNITED LOGO]

                    UTILICORP RETAINS ADVISORS IN PROXY CONTEST
     SEEKS CONTROL OF QUANTA SERVICES BOARD TO MAXIMIZE STOCKHOLDER VALUE

Kansas City, MO, February 21, 2002--UtiliCorp United Inc. ("UtiliCorp") (NYSE: UCU) announced today that it has retained Salomon Smith Barney as its financial advisor and Morrow and Co. as its proxy solicitor in connection with its previously announced intent to seek control of the board of directors of Quanta Services, Inc. ("Quanta") (NYSE: PWR) through a proxy contest. UtiliCorp's legal advisor is Milbank, Tweed, Hadley & McCloy LLP.

     Keith Stamm, President and Chief Operating Officer of UtiliCorp's Global Networks Group, said "Quanta's disappointing financial performance underscores the failure of its current board of directors to create value for Quanta stockholders. Our concern over the uncertain future of our existing investment in Quanta, coupled with the decision made by Quanta's board to violate an agreement between our two companies concerning our right to purchase additional stock, has forced us to pursue control of the Quanta board of directors. Today, UtiliCorp owns nearly 40 percent of Quanta's stock. As Quanta's largest stockholder, we cannot sit still in the face of continued poor performance which jeopardizes our investment and actions by the Quanta board which are intended to entrench the current directors rather than to serve the best interests of the stockholders. If we are successful in this proxy contest, the goal of our nominees will be to maximize value for all Quanta stockholders."

ABOUT UTILICORP

Based in Kansas City, UtiliCorp United is an international electric and gas company with energy customers and operations across the U.S. and in Canada, the United Kingdom, New Zealand, and Australia. Its Aquila subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At December 31, 2001, UtiliCorp had total assets of approximately $12.0 billion and 12-month sales of $40.4 billion. Additional information is available at www.utilicorp.com.

IMPORTANT INFORMATION

UtiliCorp United Inc. plans to file a proxy statement with the Securities and Exchange Commission relating to UtiliCorp's solicitation of proxies from Quanta stockholders with respect to the Quanta Services, Inc. 2002 annual meeting of stockholders. UTILICORP UNITED INC. ADVISES SECURITY HOLDERS TO READ ITS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UtiliCorp's proxy statement and other relevant documents will be available for free at www.sec.gov. You may also obtain a free copy of UtiliCorp's proxy statement, when it becomes available, by writing to UtiliCorp United Inc. at 20 West Ninth Street, Kansas City, Missouri 64105 or by contacting Morrow and Co., toll free at 1-800-654-2468. DETAILED INFORMATION REGARDING THE NAMES, AFFILIATION AND INTERESTS OF INDIVIDUALS WHO MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES OF QUANTA'S STOCKHOLDERS WILL BE AVAILABLE IN THE SOLICITING MATERIALS ON
SCHEDULE 14A FILED BY UTILICORP WITH THE SEC ON FEBRUARY 21, 2002.


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     INVESTOR CONTACT:            MEDIA CONTACT:
       Ellen Fairchild              Judith Wilkinson/Matt Sherman
       UtiliCorp UnitedInc.         Joele Frank, Wilkinson Brimmer Katcher
       (816) 527-1409               (212) 355-4449